December 17, 2007

120 Monument Circle

Indianapolis, IN 46204-4903

VIA EDGAR

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

450 Fifth St., N.W.

Washington, D.C. 20549

Re:	WellPoint, Inc.

Definitive Proxy Statement

Filed April 4, 2007

File No. 001-16751

Dear Mr. Buchmiller:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to comment 1 in the letter from the United States Securities and Exchange Commission (the “Commission”) dated November 29, 2007 relating to the above-referenced filing by the Company. For your convenience, we have listed comment 1 from your November 29, 2007 letter below, with our response following such comment. In addition to the response provided herein, we incorporate by reference the responses contained in our letters to you dated October 31, 2007 and December 13, 2007.

1.	Comment: We note your responses to prior comments 1, 3 and 4. In your future filings, as applicable, please include disclosure in your Compensation Discussion and Analysis similar to the substance of your responses to those comments.

Response: In future filings, as applicable, we will include disclosure in our Compensation Discussion and Analysis similar to the substance of our responses to prior comments 1, 3 and 4.

* * * * *

December 17, 2007

In connection with our response to this comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at (317) 488-6562.

Very truly yours,

/s/ Kathleen S. Kiefer
Kathleen S. Kiefer
Associate General Counsel